UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Protalix BioTherapeutics, Inc.

(Name of Issuer)

Common shares, par value $0.001 per share

(Title of Class of Securities)

74365A309

(CUSIP Number)

March 18, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 74365A309

(1)	Names of Reporting Persons Dexcel Pharma Technologies Ltd.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 3,288,091(1)

	(6)	Shared Voting Power 0

	(7)	Sole Dispositive Power 3,288,091(1)

	(8)	Shared Dispositive Power 0

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,288,091(1)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 9.99%(2)

(12)	Type of Reporting Person (See Instructions) CO

(1)	Includes (i) 2,816,901 common shares of Protalix BioTherapeutics, Inc. (the “Issuer”), par value $0.001 per share (“Common Shares”) and (ii) 471,190 Common Shares issuable upon the exercise of currently exercisable warrants.

(2)

All share percentage calculations are based on (i) 32,442,636 Common Shares outstanding as of March 18, 2020, as reported by the Issuer to the Reporting Persons and (ii) 471,190 Common Shares issuable upon the exercise of currently exercisable warrants, which are treated as issued and outstanding solely for the purpose of computing the percentage ownership of the Reporting Persons pursuant to Rule 13d-3(d)(1)(i) under the Act.

CUSIP No.: 74365A309

(1)	Names of Reporting Persons Dan Oren

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0

	(6)	Shared Voting Power 3,288,091(1)

	(7)	Sole Dispositive Power 0

	(8)	Shared Dispositive Power 3,288,091(1)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,288,091(1)

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 9.99%(2)

(12)	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 2,816,901 Common Shares and (ii) 471,190 Common Shares issuable upon the exercise of currently exercisable warrants.

(2)

All share percentage calculations are based on (i) 32,442,636 Common Shares outstanding as of March 18, 2020, as reported by the Issuer to the Reporting Persons and (ii) 471,190 Common Shares issuable upon the exercise of currently exercisable warrants, which are treated as issued and outstanding solely for the purpose of computing the percentage ownership of the Reporting Persons pursuant to Rule 13d-3(d)(1)(i) under the Act.

Item 1(a).	Name of Issuer. The name of the issuer is Protalix BioTherapeutics, Inc. (the “Issuer”).
Item 1(b).	Address of Issuer’s Principal Executive Offices. The Issuer’s principal executive offices are located at 2 Snunit Street, Science Park, POB 455, Carmiel, Israel.
Item 2(a).	Name of Person Filing. This Schedule 13G is filed on behalf of Dexcel Pharma Technologies Ltd. (“DPT”) and Dan Oren (each a “Reporting Person” and together, the “Reporting Persons”).
Item 2(b).	Address of Principal Business Office or, if none, Residence. The principal business address of each of the Reporting Persons is 1 Dexcel Street, Or Akiva, 30600000, Israel.
Item 2(c).	Citizenship. DPT is incorporated under the laws of Israel. Dan Oren is an Israeli citizen.
Item 2(d).	Title of Class of Securities. Common shares, par value $0.001 per share.
Item 2(e).	CUSIP No. 74365A309

Item 3.

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows (5)-(11) of the cover page for each Reporting Person.

Dan Oren is the Executive Chairman and ultimately the sole shareholder of DPT. Accordingly, Dan Oren may be deemed to have investment control over the Common Shares owned directly by DPT.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

1. Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: March 25, 2020

/s/ Dan Oren
Dan Oren

DEXCEL PHARMA TECHNOLOGIES LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: Executive Chairman